Exhibit 99.1

BAYTEX CONFERENCE CALL AND WEBCAST ON THIRD QUARTER 2016
RESULTS TO BE HELD NOVEMBER 2, 2016

CALGARY, ALBERTA (October 26, 2016) - Baytex Energy Corp. (TSX, NYSE: BTE) will release its 2016 third quarter financial and operating results prior to the opening of markets on Wednesday, November 2, 2016. A conference call and webcast will be held shortly thereafter to discuss the results and address investor questions.

Conference Call Details:

Date:             Wednesday, November 2, 2016

Time:     9:00 a.m. MDT (11:00 a.m. EDT)

Dial-in:	416-340-2218 (Toronto Local)
1-866-225-0198 (North America Toll-Free)
1-800-6578-9868 (International Toll-Free)

Webcast:         http://www.gowebcasting.com/8224

An archived recording of the conference call will be available until November 14, 2016 by dialing 1-800-408-3053 within North America (Toronto local dial 905-694-9451, International toll free 800-3366-3052) and entering reservation code 2742607. The conference call will also be archived on the Baytex website at www.baytexenergy.com

Baytex Energy Corp. is an oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 77% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex’s common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com, or contact:

Brian Ector, Senior Vice President, Capital Markets and Public Affairs

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com